Exhibit 99.1

Bright Scholar Announces Pricing of Follow-on Public Offering of American Depositary Shares

FOSHAN, February 27, 2018 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced that the previously announced registered follow-on public offering of American depositary shares (“ADSs”) by the Company was priced at US$19.00 per ADS. The Company will issue and sell 10,000,000 ADSs, each representing one Class A ordinary share of the Company. The Company has granted the underwriters a 30-day option to purchase up to an aggregate of 1,500,000 additional ADSs. The gross proceeds to the Company will be US$190.0 million, assuming the option to purchase additional ADSs is not exercised.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Deutsche Bank Securities Inc. (“Deutsche Bank”) and Goldman Sachs (Asia) L.L.C. (“Goldman Sachs”) acted as the bookrunners for the offering.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2018. This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This offering is being made only by means of a written prospectus forming a part of the effective registration statement. A copy of the prospectus related to this offering may be obtained by visiting the SEC’s website at www.sec.gov or by contacting Deutsche Bank, Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, United States (telephone: 800-503-4611; email: prospectus.CPDG@db.com), or Goldman Sachs, Attention: Prospectus Department, 200 West Street, New York, NY 10282, United States (telephone: +1 (212) 902-1171; e-mail: prospectus-ny@ny.email.gs.com).

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of January 31, 2018, Bright Scholar operated 62 schools covering the breadth of K-12 academic needs of its students across eight provinces in China. In the first three months of the 2018 school year ended November 30, 2017, Bright Scholar had an average of 33,916 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s ability to complete the offering on acceptable terms, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com